Charlotte's Closet, LLC
A Delaware Limited Liability Company

FINANCIAL STATEMENTS (unaudited) and
INDEPENDENT ACCOUNTANTS' REVIEW REPORT
December 31, 2016

Charlotte's Closet, LLC
Financial Statements (unaudited)
For the Period from February 22, 2016 (inception) to December 31, 2016

TABLE OF CONTENTS





F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Members & Management
Charlotte's Closet, LLC
Port Washington, New York

We have reviewed the accompanying financial statements of Charlotte's Closet, LLC (a Delaware limited liability company), which comprise the balance sheet as of December 31, 2016 and the related statements of operations, members' equity, and cash flows for the period from February 22, 2016 (inception) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Members of:
WSCPA
AICPA

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 5 of the financial statements, Charlotte's Closet, LLC has sustained losses since inception and relies on outside sources of capital to fund operations. Accordingly, substantial doubt is raised about Charlotte's Closet, LLC's ability to continue as a going concern.

802 N Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
mail@fruci.com
www.fruci.com

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

September 8, 2017

Charlotte's Closet, LLC
Balance Sheet
(unaudited)

	December 31, 2016
ASSETS	
Current assets	
Cash	$ 199,576
Member advances	5,505
Total current assets	205,081
Other assets	
Rental inventory, net	272,088
Intangibles, net	71,993
Total other assets	344,081
TOTAL ASSETS	549,162
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	9,206
Total current liabilities	9,206
Commitments & contingencies	-
Members' equity (deficit)	
Members' equity	
2,500,001 units authorized, issued and outstanding as of December 31, 2016	1,110,734
Accumulated deficit	(570,778)
Total member's equity	539,956
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 549,162

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Charlotte's Closet, LLC
Statement of Operations
(unaudited)

		For the period from February 22, 2016
		(inception) to
		December 31, 2016
Revenue	$	54,462
Cost of revenue		18,897
Gross profit		35,565
Expenses		
Payroll & related		235,337
Advertising and promotion		223,134
Professional fees		11,574
Rent & facility costs		51,795
Depreciation & amortization		51,537
General and administrative		34,966
Total operating expenses		608,343
Net loss from operations		(572,778)
Other income (expense)		
Other income		2,000
Net loss	$	(570,778)
Loss per common unit	$	(0.23)
Weighted average number of units		
outstanding - Basic and fully diluted		2,500,001

Charlotte's Closet, LLC
Statement of Members' Equity
For the Period from February 22, 2016 (inception) to December 31, 2016
(unaudited)

	Members' Equity		Accumulated	Total Members'
	Units	Amount	Deficit	Equity
Balance - Februay 22, 2016	-	-	-	-
Member units issued at inception	1,500,001	110,734	-	110,734
Member units issued at $1/unit	1,000,000	1,000,000	-	1,000,000
Net loss	-	-	(570,778)	(570,778)
Balance December 31, 2016	**2,500,001**	**1,110,734**	**(570,778)**	**539,956**

Charlotte's Closet, LLC
Statement of Cash Flows
(unaudited)

	For the period from February 22, 2016 (inception) to December 31, 2016
Cash flows from operating activities:	
Net loss	$ (570,778)
Adjustments to reconcile net loss to net cash used	
by operating activities:	
Depreciation & amortization expense	51,537
Change in operating assets and liabilities:	
Accounts payable and accrued expenses	9,206
Other current assets	(991)
Net cash used in operating activities	(511,026)
Cash flows from investing activities:	
Purchases of rental assets	(230,030)
Purchases of website development costs	(70,364)
Net cash used in investing activities	(300,394)
Cash flows from financing activities:	
Proceeds from issuance of member interests	1,010,996
Net cash provided by financing activities	1,010,996
Net increase in cash	199,576
Cash at beginning of period	-
Cash at end of period	$ 199,576
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ -
Assets acquired for membership units	$ 99,738

Note 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING

Organization

Charlotte's Closet, LLC ("Company") is a limited liability company ("LLC") formed under the laws of the State of Delaware on February 22, 2016. The Company rents online party dress and trend shopping for teenage girls, shipping these trend fashions to its young clients in 48 states. The brand offers unique services, including a home try on option, free return, and dry-cleaning services. These are typically one-time rentals but there is also an option to buy the garments. Dresses are paid online via credit card when shipped and there are penalties for late returns and where the garment is destroyed beyond repair.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Risks and Uncertainties

Since inception, the Company's activities have included product and business development, capital raising efforts, and operational expansion. As of December 31, 2016, the Company has commenced full-scale operations and is likely to incur significant additional expenses as it expands. The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company recognizes revenue when garments are shipped and, concurrently, customer credit cards are charged. All fees are fixed according to the terms of the service agreement on the Company's web page.

December 31, 2016

Property, Equipment, & Intangibles

Rental Garments
Garments are purchased direct from manufacturers for use as rental garments and are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the garments, which is five years. For garments sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Intangibles
Website development costs that relate to website application and infrastructure development, database integration, and product enhancement are capitalized as intangibles and are being amortized using the straight-line method over five years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2016. The following is a summary of fixed assets and intangibles as of December 31, 2016:

	12/31/2016
Rental Garments, at cost	308,688
Less Accumulated Depreciation	(36,600)
Rental Garments, net	272,088
Depreciation Expense	36,600
Website Development, at cost	86,930
Less Accumulated Amortization	(14,937)
Intangibles, net	71,993
Amortization Expense	14,937

Advertising Costs

The Company's advertising costs are expensed as incurred. From February 22, 2016 (inception) to December 31, 2016, the Company recognized $223,134 in advertising, marketing, and promotional costs.

Shipping & Handling

Fees related to shipping and handling costs of garments are expensed as incurred. Shipping and handling costs recognized during the period from February 22, 2016 (inception) ended December 31, 2016 totaled $14,558.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the balance sheets and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Earnings per Unit

Basic earnings per unit is computed using the weighted-average number of units outstanding. The dilutive effect of potential units outstanding is included in diluted net earnings per unit, however during periods in which the Company incurs losses, common unit equivalents, if any, are not considered, as their effect would be anti-dilutive. As of December 31, 2016, no potentially dilutive instruments were outstanding.

December 31, 2016

Organizational Costs

Organizational costs, including legal fees, are expensed as incurred. Organizational costs charged to operations totaled $14,043 for the period from February 22, 2016 (inception) through December 31, 2016.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts which may, from time to time, exceed federally insured limits. As of December 31, 2016, the Company's accounts are insured for $250,000 by FDIC for US bank deposits. As of December 31, 2016, the Company had $199,576 in cash and cash equivalents.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements

Note 2. OTHER RECEIVABLES

The LLC is owed from an officer of the company for advances made. The amount owed is $5,505 as of December 31, 2016.

Note 3. MEMBERS' EQUITY

The LLC has an unlimited life and the following authorized, issued, and outstanding member interests as of December 31, 2016:

    1,000,000 Common Units – Class A (authorized and issued)
    1 Common Units – Class B-1 (authorized and issued)
    1,500,000 Common Units - Class B-2 (authorized and issued)

All outstanding Class B-1 & Class B-2 units were issued to founding members or related parties during the period from February 22, 2016 (inception) through December 31, 2016, in exchange for cash and other assets valued at $110,734. During the period from February 22, 2016 (inception) through December 31, 2016, the Company sold 1,000,000 Common Units – Class A to an investor for $1/unit.

Each Class A and B-2 unit shall carry one vote per unit. Class B-1 has no voting rights. Class A and B-2 shall have preemptive rights to any equity offerings other than Class C units. Each Class A member shall have no duties of any kind or nature to the Company. Class B-2 members have the right of first offer of any proposed transfer of Class A member interests.

During 2017, the Company amended its operating agreement to create additional classes of membership units, including 159,500 Common Units – Class C, Common Units – Class A-2, and reclassifying Common Units – Class A as Common Units – Class A-1 (see Note 7).

Note 4. COMMITMENTS AND CONTINGENCIES

The Company leases its administrative offices and warehouse under a lease agreement scheduled to expire August 31, 2017. The Company has the option to renew or continue on a month to month basis. Rental expense was $60,796 for the period ended December 31, 2016. Future minimum lease payments are as follows:

Fiscal year ending December 31, 2017: $36,000

Note 5. BASIS OF REPORTING - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $571,000 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales from its dress rentals, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 6. SUBSEQUENT EVENTS

On March 24, 2017 the following events occurred:

- Issued and sold senior convertible promissory notes in the amount of $575,000, accruing interest at 5% per annum and mandatorily convertible upon the closing of a qualified financing of at least $650,000 into a new class of units of the Company

- Issued Amendment No. 1 to the LLC Operating Agreement to primarily further define Class C units rights

- Issued Amendment No. 2 to the LLC Operating Agreement to reflect the issuance of the senior convertible promissory notes to reflect effective date of the amendment and conversion of certain existing class units.

Management has evaluated subsequent events through September 8, 2017, the date these financial statements were available to be issued, and has not identified any events, other than those disclosed above, that would be required for disclosure.

See accountants' review report and accompanying notes to the financial statements.

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